SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2011

EZCHIP SEMICONDUCTOR LTD.
(Name of Registrant)

1 Hatamar Street, P.O.B. 527, Yokneam 20692, ISRAEL
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-163353 and 333-164332 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932, 333-148933. 333-164330, 333-164331, 333-170900 and 333-170901.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZCHIP SEMICONDUCTOR LTD. (Registrant) By: /s/ Dror Israel —————————————— Dror Israel Chief Financial Officer

Date: June 20, 2011

EZchip Semiconductor Ltd.
1 Hatamar Street
Yokneam 20692, Israel
______________

Notice of Annual General Meeting of Shareholders

July 26, 2011

To the Shareholders of EZchip Semiconductor Ltd.:

We cordially invite you to attend the Annual General Meeting of Shareholders of EZchip Semiconductor Ltd. to be held on Tuesday, July 26, 2011 at 11:00 A.M. (Israel time), at EZchip's principal executive offices at 1 Hatamar Street, Yokneam 20692, Israel (the telephone number at that address is +972-4-959-6666).

The following matters are on the agenda for the meeting:

(1)	the reelection of four directors – the terms of four of our current directors will expire at the meeting, and we are proposing to reelect the four directors;

(2)	the reelection of our outside director, David Schlachet – the term of office of Mr. Schlachet will expire in July 2011, and we are proposing to reelect Mr. Schlachet for an additional three-year term;

(3)
the approval of changes to the compensation terms of Eli Fruchter, our Principal Executive Officer and the President and Chief Executive Officer of our subsidiary, EZchip Technologies Ltd., who is also our director;

(4)	the approval of the grant of restricted share units to our directors; and

(5)
the ratification and approval of the appointment and compensation of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2011; when this proposal is raised, you will also be invited to discuss our 2010 consolidated financial statements.

Record Date

Only shareholders who hold our Ordinary Shares, par value NIS 0.02 per share, at the close of business on June 20, 2011 (the record date) will be entitled to notice of, and to vote at, the meeting and any adjournments thereof.

According to the Companies Law Regulations (Confirmation of Ownership of Shares for Voting at the General Meeting), 2000, if a shareholder holds shares through a member of the Tel-Aviv Stock Exchange Ltd. (TASE Member) and the Ordinary Shares are registered in the name of such TASE Member on the books of our registration company, the shareholder may provide us, prior to the meeting, with a certification confirming his ownership of the Ordinary Shares on the record date.  Such certification may be obtained at the TASE Member's offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder; provided that the shareholder's request is submitted with respect to a specific securities account.

        All shareholders of record on the record date are cordially invited to attend and vote at the meeting in person or by proxy, pursuant to our Articles of Association.  Shareholders may send us standpoint notices no later than June 30, 2011.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the meeting and voting in person or by proxy is required to approve all of the proposals.  In addition, a special majority vote will be required for approval of Item No. 2.  In order to approve the reelection of Mr. Schlachet as an outside director, the affirmative vote of the Ordinary Shares must either include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders or shareholders who have a personal interest in the election of the outside director (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding Ordinary Shares.

Review of Documents

Enclosed are the proxy statement and a proxy card for the meeting.  Shareholders may also review the proxy statement at our principal executive offices stated above, upon prior notice and during regular working hours (telephone number: +972-4-959-6666) until the date of the meeting.  Copies of this notice, the proxy statement and the proxy card for the meeting will also be available at the following websites: http://www.tase.co.il/tase/, http://www.magna.isa.gov.il (the distribution sites), and http://www.ezchip.com/ir-shareholder-mtg.htm.

Each TASE Member will e-mail, upon request and without charge, a link to the distribution sites, to each shareholder who is not listed in our shareholder register and whose shares are held through the TASE Member, provided that each such shareholder's request is submitted (i) with respect to a specific securities account, and (ii) prior to the record date.

By Order of the Board of Directors, BENNY HANIGAL Chairman of the Board of Directors

EZchip Semiconductor Ltd.

PROXY STATEMENT
_____________________

Annual General Meeting of Shareholders
July 26, 2011

We invite you to attend EZchip Semiconductor Ltd.'s Annual General Meeting of Shareholders.  The meeting will be held on Tuesday, July 26, 2011 at 11:00 A.M. (Israel time), at EZchip's principal executive offices at 1 Hatamar Street, Yokneam 20692, Israel.

We are sending you this proxy statement because you hold Ordinary Shares, par value NIS 0.02 per share, of EZchip Semiconductor Ltd.  Our Board of Directors is asking that you sign and send in your proxy card, enclosed with this proxy statement, in order to vote at the meeting or at any adjournment of the meeting.

Agenda Items

The following matters are on the agenda for the meeting:

(1)	the reelection of four directors – the terms of four of our current directors will expire at the meeting, and we are proposing to reelect the four directors;

(2)	the reelection of our outside director, David Schlachet – the term of office of Mr. Schlachet will expire in July 2011, and we are proposing to reelect Mr. Schlachet for an additional three-year term;

(3)
the approval of changes to the compensation terms of Eli Fruchter, our Principal Executive Officer and the President and Chief Executive Officer of our subsidiary, EZchip Technologies Ltd., who is also our director;

(4)	the approval of the grant of restricted share units to our directors; and

(5)
the ratification and approval of the appointment and compensation of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2011; when this proposal is raised, you will also be invited to discuss our 2010 consolidated financial statements.

How You Can Vote

You can vote your shares by attending the meeting or by completing and signing a proxy card.  Enclosed is a proxy card for the meeting that is being solicited by our Board of Directors.  Please follow the instructions on the proxy card.  You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the meeting.  We will not be able to count a proxy card unless our registrar and transfer agent receives it in the enclosed envelope, by July 25, 2011 at 6:59 A.M. (Israel time).

Who Can Vote

You are entitled to notice of the meeting and to vote at the meeting if you were a shareholder of record at the close of business on June 20, 2011.  You are also entitled to notice of the meeting and to vote at the meeting if you held Ordinary Shares through a bank, broker or other nominee which was one of our shareholders of record at the close of business on June 20, 2011, or which appeared in the participant listing of a securities depository on that date.  We are mailing copies of this proxy statement and the proxy cards to our shareholders on or about June 20, 2011, and we will solicit proxies primarily by mail and e-mail.  The original solicitation of proxies by mail and e-mail may be further supplemented by solicitation by telephone, mail, e-mail and other means by certain of our officers, directors, employees and agents, but they will not receive additional compensation for these services.  We will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and we will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Quorum and Required Vote

On June 1, 2011, we had outstanding 26,787,698 Ordinary Shares.  Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the meeting. Under our Articles of Association, the meeting will be properly convened if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold Ordinary Shares representing more than 50% of our voting power.  This is known as a quorum.  If a quorum is not present within half an hour from the time scheduled for the meeting, the meeting will be adjourned to the same day in the next week (at the same time and place), or to a day, time and place as the Chairman of our Board of Directors may determine with the consent of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the adjournment.  Any two shareholders who attend an adjourned meeting in person or by proxy will constitute a quorum.  Under Israeli law, broker non-votes and abstentions will be counted toward the required quorum, but will then have no effect on whether the requisite vote is obtained (that is, they will not be counted as voting for or against the proposals).

If a shareholder holds Ordinary Shares through a bank or broker it is critical for that holder to cast a vote if that holder wants it to count in the election of directors (Items 1 and 2 of this Proxy Statement).  In the past, if a shareholder held Ordinary Shares through a bank or broker and did not indicate how the holder wanted the Ordinary Shares voted in the election of directors, the shareholder's bank or broker was allowed to vote those Ordinary Shares on the shareholder's behalf in the election of directors as it felt appropriate. Recent changes in regulations were made to take away the ability of a shareholder's bank or broker to vote uninstructed shares in the election of directors on a discretionary basis.  Thus, if a shareholder holds Ordinary Shares through a bank or broker and does not instruct the bank or broker how to vote in the election of directors, no votes will be cast on that shareholder's behalf.  The shareholder's bank or broker will, however, continue to have discretion to vote any uninstructed shares with respect to the other matters on the agenda.

Our Board of Directors unanimously recommends that you vote "FOR" all proposals under Items 1 through 5 below.

Beneficial Ownership of Ordinary Shares
by Certain Beneficial Owners and Management

The following table sets forth certain information as of June 1, 2011 (unless otherwise indicated below) for (i) each shareholder known to us to beneficially own more than 5% of our outstanding Ordinary Shares, (ii) each of our executive officers and directors that beneficially owns more than 1% of our outstanding Ordinary Shares, and (iii) our executive officers and directors as a group.  The information in the table below is based on 26,787,698 Ordinary Shares outstanding as of June 1, 2011.  Each of our outstanding Ordinary Shares has identical rights in all respects.

Name	Number of Shares(1)	Percent
Empire Capital Management, L.L.C. and Empire GP, L.L.C (2)	1,636,900	6.11%
Eli Fruchter (3)	674,013	2.50%
All directors and executive officers as a group (8 persons)(4)	961,200	3.53%
__________________________

(1)
The number of Ordinary Shares beneficially owned includes the shares issuable pursuant to options that are exercisable within 60 days of the date of this table, and RSUs that vest within 60 days of the date of this table.  Shares issuable pursuant to such options or RSUs are deemed outstanding for computing the percentage of the person holding such options or restricted share units but are not outstanding for computing the percentage of any other person.

(2)
Based on Schedule 13G/A filed with the Securities and Exchange Commission on February 15, 2011. The Schedule 13G/A reports that each of such entities disclaims beneficial ownership of our Ordinary Shares.

(3)
Based on information available to the company.  Includes options to purchase 161,706 Ordinary Shares that are exercisable within 60 days of the date of this table and 8,411 restricted share units that vest within 60 days of the date of this table. The address for Mr. Fruchter is c/o EZchip Semiconductor Ltd., 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel.

(4)
As of June 1, 2011 all directors and executive officers as a group (8 persons) held options to purchase an aggregate 425,933 Ordinary Shares that are exercisable within 60 days of the date of this table and 14,961 restricted share units that vest within 60 days of the date of this table.  Such options have a weighted average exercise price of $14.39 and expire by July 2015.

Item 1 – Proposal to Reelect Directors (Other than Outside Directors)

In accordance with our Articles of Association, our Board of Directors will consist of not less than three nor more than fourteen directors, as may be fixed from time to time by our shareholders.  Our shareholders last fixed the maximum number of directors at ten.

Our Board of Directors currently consists of six directors.  You are being asked to reelect all of our current directors who are not outside directors – Benny Hanigal, Eli Fruchter, Prof. Ran Giladi and Karen Sarid.  As described in Item 2 below, you are also being asked to reelect our outside director, within the meaning of Israel's Companies Law, David Schlachet, at the meeting.  Our second outside director, Shai Saul, is not required to stand for reelection at the meeting as his term of office expires in 2012.

In accordance with Israel's Companies Law, each of the nominees for election to our Board of Directors (as well as our outside directors) has certified to us that he or she meets all the requirements of Israel's Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his or her duties as a director of EZchip, taking into account the size and special needs of EZchip.  Our Board of Directors has determined that each of Prof. Ran Giladi, Shai Saul, Karen Sarid and David Schlachet is an independent director within the meaning of Israel's Companies Law.

Nominees for Director

As permitted by the NASDAQ Marketplace Rules, we follow Israeli law and practice rather than the NASDAQ requirement regarding the process for the nomination of directors.  Under Israeli law and practice, directors are elected by the shareholders, unless otherwise provided in a company's Articles of Association.  Our Articles of Association do not provide otherwise.  Our practice has been that director nominees are presented in the proxy statement for election at the annual meetings of shareholders.

Accordingly, our Board of Directors recommends that the following four nominees be elected to our Board of Directors at the meeting.  If elected at the meeting, these nominees will serve until next year's annual meeting of our shareholders.  Set forth below is information about each nominee, including principal occupation, business history and any other directorships held.

Benny Hanigal has served as the Chairman of our Board of Directors since December 2007, and as the Chairman of the Board of Directors of EZchip Technologies since December 2006.  From 2001 through 2010 Mr. Hanigal was a partner in Sequoia Capital Venture Fund in Israel. In 1985, Mr. Hanigal founded Lannet Ltd., of which Mr. Hanigal served as President and Chief Executive Officer until 1995.  In 1995, Lannet Ltd. was acquired by Madge Networks N.V., which thereafter employed Mr. Hanigal until he left in June 1997.  From January 1998 until 2001, Mr. Hanigal served as a managing director of a company that manages one of the Star funds.  Mr. Hanigal also serves as a director of Alvarion Ltd.  Mr. Hanigal holds a B.Sc. degree in Electrical Engineering from the Technion - Israel Institute of Technology.

Eli Fruchter serves as the President and Chief Executive Officer of EZchip Technologies, a position that he has held since EZchip Technologies' inception in May 1999, and has served as a director of our company since its inception and Chairman of our Board of Directors from December 2006 until December 2007.  Mr. Fruchter co-founded our company and from 1990 to 1999 he served as our General Manager and the Chairman of our Board of Directors.  Prior to that, he was also among the founders of Adacom Technologies Ltd., a manufacturer of data communications products.  Mr. Fruchter holds a B.Sc. degree in Electrical Engineering from the Technion - Israel Institute of Technology.

Prof. Ran Giladi has served as a director of our company since December 2001.  Prof. Giladi is a faculty member of Ben-Gurion University of the Negev, Beersheba, where he founded and was the Head of the Department of Communication Systems Engineering from 1996 until 2000 and he resumed such position in 2010.  Prof. Giladi was the Chairman of DiskSites, Inc., which was acquired by Expand Networks Ltd. in 2006.  Prof. Giladi co-founded InfoCyclone Inc. and was its President and Chief Executive Officer from 2000 until 2002.  Prof. Giladi co-founded Ramir Ltd., which was later acquired by Harris-Adacom, and served as Vice President Research & Development in both companies from 1984 until 1986.  Prof. Giladi holds a B.Sc. degree in Physics and M.Sc. degree in Biomedical Engineering, both from the Technion - Israel Institute of Technology, and a Ph.D. in Computers and Information Systems from Tel-Aviv University.

Karen Sarid has served as a director of our company since December 2001 and is a member of our Audit Committee.  Ms. Sarid served as President and General Manager of Syneron Medical Israel from 2009 to 2010.  Ms. Sarid served as the General Manager of Galil Medical Israel from 2007 to 2009.  Prior to that and from 2005, Ms. Sarid served as a General Manager of Orex Computed Radiography Ltd., a Kodak Company focusing on radiography systems for the digital x-ray market.  Prior to that and from September 2000, Ms. Sarid held the position of Chief Operating Officer and Chief Financial Officer at Orex Computed Radiography Ltd.  From September 1999 until September 2000, Ms. Sarid was Chief Financial Officer and a member of the Board of Directors of Forsoft Ltd., a software solutions provider and a subsidiary of the Formula Group.  From 1996 until August 1999, Ms. Sarid was Chief Financial Officer and a member of the Board of Directors of ESC Medical Systems Ltd., a medical laser manufacturer that is traded on the NASDAQ Stock Market.  Ms. Sarid was Chief Financial Officer of our company from 1993 through 1996.  Ms. Sarid also serves as a director of Oridion Systems Ltd. and Gilat Satellite Networks Ltd.  Ms. Sarid holds a B.A. degree in Economics and Accounting from Haifa University, and was awarded the Chief Financial Officer of the Year award in 1998 by the Association of Chief Financial Officers in Israel.

We therefore propose that the following resolution be adopted:

RESOLVED, that the election of the following four persons to the Board of Directors of EZchip Semiconductor Ltd. until the 2012 annual meeting of shareholders of EZchip Semiconductor Ltd. be, and hereby is, approved: Benny Hanigal, Eli Fruchter, Prof. Ran Giladi and Karen Sarid.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution.

Item 2 – Proposal to Reelect an outside Director

In accordance with Israel's Companies Law and the relevant regulations, we must have at least two outside directors who meet the statutory requirements of independence.  An outside director serves for a term of three years, which may be extended for additional three-year terms.  An outside director can be removed from office only under very limited circumstances.  All of the outside directors must serve on our Audit Committee (including one outside director serving as the chair of the audit committee), and at least one outside director must serve on each committee of our Board of Directors.

As noted above, Shai Saul and David Schlachet are our outside directors under Israel's Companies Law.  The current term of office of David Schlachet expires in July 2011 and he is standing for reelection at this meeting.  The term of office of Shai Saul expires in November 2012, and he is not required to stand for reelection at the meeting.

Biographical information concerning our outside directors, including Shai Saul who is not standing for reelection at the meeting, is set forth below.

David Schlachet has served as director of our company since September 2005 and is a member of our Audit Committee.  Mr. Schlachet served as Chief Executive Officer of Syneron Medical Ltd. from November 2005 to May 2007, after having served as its Chief Financial Officer from July 2004 to November 2005.  From January 2000 to June 2004, Mr. Schlachet served as Managing Partner of Biocom, a venture capital fund specializing in life sciences.  From 1995 to 2000, Mr. Schlachet served as a senior Vice President and Chief Financial Officer of Strauss Elite Holdings, a packaged food group.  Mr. Schlachet also served as an active Chairman of Elite Industries Ltd.  From 1988 to 1995, Mr. Schlachet served first as Chief Executive Officer of Yeda, the Weizmann Institute technology transfer company, and later as Vice President of Finance and Administration of the Weizmann Institute of Science.  Mr. Schlachet serves as a director of Syneron Medical Ltd., a NASDAQ-listed company, and is a director of BioCancell Therapeutic Inc., Mazor Surgical Technology Ltd. and Taya Investment Company Ltd., which are traded on the Tel Aviv Stock Exchange.  Mr. Schlachet also serves as a director and audit committee member of the Tel Aviv Stock Exchange and as Chairman of CellCure Neurosciences Ltd., a privately-held biotechnology company.  Mr. Schlachet holds a B.Sc. degree in chemical engineering and an M.B.A. from Tel-Aviv University.

Shai Saul has served as a director of our company since December 2006 and is a member of our Audit Committee.  Mr. Saul serves as General Partner of DFJ Tamir Fishman Ventures, an Israeli technology-focused venture capital fund since 1999.  From 2000 to 2009, Mr. Saul served as Chairman of CopperGate Communications, a developer of chips for the in-home IPTV market (acquired by Sigma Designs, NASDAQ: SIGM), and during 2001, he served as CopperGate's Chief Executive Officer.  From 1994 to 1999, Mr. Saul served as Executive Vice President of Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN, acquired by SafeNet/Vector).  From 1993 to 1994, Mr. Saul served as Chief Executive Officer of Ganot Ltd., a cleantech company.  Mr. Saul also serves as a director of Allot Communications (NASDAQ: ALLT) and Superfish, among others.  His past investments and board positions include Native Networks, a developer of carrier-class optical Ethernet transport solutions (acquired by Alcatel, NYSE: ALU), Wave Systems, fables developer of authentication firmware and chips (NASDAQ: WAVX), and Voltaire, a developer of scale-out solutions for high performance data centers (NASDAQ: VOLT acquired by Mellanox, NASDAQ:MLNX).  Mr. Saul holds an LL.B. degree from Tel Aviv University.

Nominee for Outside Director

Our Audit Committee and Board of Directors recommends that David Schlachet be reelected as an outside director at the meeting for an additional three-year term, and has determined that, in light of the expertise and contribution to our Board of Directors and Board committees of Mr. Schlachet, the reelection of Mr. Schlachet  as an outside director for an additional three year term would be in the company's best interest.  Our Audit Committee and Board of Directors has further found that David Schlachet has all necessary qualifications required under Israel's Companies Law and the requirements of NASDAQ, and that Mr. Schlachet has "accounting and financial expertise," as such term is defined by regulations promulgated under the Israeli Companies Law.  Furthermore, Mr. Schlachet has certified to the company that he meets all other requirements in connection with the election of an outside director under Israel's Companies Law.

We therefore propose that the following resolution be adopted:

RESOLVED, that the reelection of David Schlachet to the Board of Directors of EZchip Semiconductor Ltd. to serve as an Outside Director for an additional three-year term until the 2014 Annual General Meeting be, and it hereby is, approved.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to reelect Mr. Schlachet as our outside director.  In addition, the shareholders' approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the election of the outside directors (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding ordinary shares.  For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the election of the outside directors (excluding a personal interest that is not related to a relationship with a controlling shareholder).  Under the Israeli Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company.

Item 3 – Proposal to Change the Compensation terms of Eli Fruchter, the President and Chief Executive Officer

Under Israel's Companies Law, the compensation of our directors, whether as directors, officers or consultants, requires shareholder approval. Eli Fruchter is both the director and Principal Executive Officer of EZchip Semiconductor Ltd. and the President and Chief Executive Officer of our subsidiary, EZchip Technologies Ltd. Therefore, subject to his election as our director, as discussed in Item 1, Mr. Fruchter's compensation is subject to this shareholder approval requirement.

Our Audit Committee and Board of Directors have approved, and recommended that the shareholders approve, an increase to the compensation terms of Mr. Fruchter.  Mr. Fruchter serves as our Principal Executive Officer and as the President and Chief Executive Officer of EZchip Technologies, a position that he has held since EZchip Technologies' inception in May 1999, and has served as a director of our company, since its inception and Chairman of our Board of Directors from December 2006 until December 2007. Mr. Fruchter co-founded our company and from 1990 to 1999 he served as our General Manager and the Chairman of our Board of Directors.  Pursuant to the proposed increase, Mr. Fruchter will receive, effective January 1, 2011, a monthly gross salary of NIS 74,880 (approximately $21,400).  Mr. Fruchter does not currently receive a bonus for his services.  In addition, our Audit Committee and Board of Directors have also approved, and recommended that the shareholders approve, the grant to Mr. Fruchter of restricted share units, as described in Item 4 below.

The shareholders are being asked to approve the increase to Mr. Fruchter's monthly salary, as approved by our Audit Committee and Board of Directors. This approval will continue in effect for subsequent years as long as such compensation is not increased.

In making its recommendation, the Audit Committee and Board of Directors considered several factors, including comparable industry data, data of peer companies in our industry, the responsibilities and duties performed by Mr. Fruchter, the equity and compensation for comparably situated CEOs, the estimation of Mr. Fruchter's expected contributions to the future growth and profitability of EZchip, as well as certain other factors.

We therefore propose that the following resolution be adopted:

RESOLVED, to approve changes to the compensation terms of Eli Fruchter, the President and Chief Executive Officer of EZchip Technologies Ltd., in the amounts described in Item 2 of the Proxy Statement, effective as of January 1, 2011.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution.

Item 4 – Proposal to Grant Restricted Share Units
to Our Directors

We have historically only paid our Chairman and outside directors cash compensation for their services and our other directors have not received any cash compensation, and such payments were in amounts that we believe are quite low compared with the cash compensation provided by most comparable companies that are traded on NASDAQ.  Instead, we have relied on equity incentives in order to be able to continue to attract and retain the best available directors and to promote their interest in the success of the company's business.

Israel's Companies Law provides that the compensation of our directors, whether as directors, officers or consultants, requires shareholder approval.  This includes cash compensation as well as compensation in the form of equity awards.

Our Audit Committee and Board of Directors have approved the grant to our directors of restricted share units, as set forth below, at an exercise price equal to the par value of our Ordinary Shares (NIS 0.02).

The restricted share units will be granted pursuant to the EZchip Semiconductor Ltd. 2003 Amended and Restated Equity Incentive Plan, with 25% of the restricted share units granted to each director vesting on the first anniversary of the date of the grant, and the remainder 75% of the restricted share units vesting in 12 equal quarterly installments, commencing 15 months after the date of the grant.  The grant of restricted share units to our directors shall also include a grant to our outside directors.  Pursuant to the shareholders approval at the Company's 2009 Annual General Meeting our outside directors are granted the same amount of restricted share units as the amount granted to our other directors (other than the Chairman of the Board and our Principal Executive Officer).

We therefore propose that the following resolution be adopted:

RESOLVED, that the grant to each director of EZchip Semiconductor Ltd. pursuant to the EZchip Semiconductor Ltd. 2003 Amended and Restated Equity Incentive Plan of restricted share units to purchase Ordinary Shares, in the following amounts, at an exercise price equal to the par value of our Ordinary Shares (NIS 0.02), with 25% of the restricted share units granted to each director vesting on the first anniversary of the date of the grant, and the remainder 75% of the restricted share units vesting in 12 equal quarterly installments, commencing 15 months after the date of the grant, and upon the terms approved by the Audit Committee and Board of Directors of EZchip Semiconductor Ltd., be, and it hereby is, approved:

Name of Director	No. of RSUs

Benny Hanigal	13,000

Eli Fruchter	33,600

Prof. Ran Giladi	4,800

Karen Sarid	4,800

Shai Saul	4,800

David Schlachet	4,800

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution.

Item 5 – Proposal to Ratify and Approve the Appointment and Compensation of our
Independent Registered Public Accountants;
Review and Discussion of our 2010 Consolidated Financial Statements

Our Audit Committee and Board of Directors have approved the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2011.  At the meeting, shareholders will be asked to ratify and approve the appointment.

At the meeting, shareholders will also be asked to authorize the Audit Committee (subject to ratification of the Board of Directors) to fix the remuneration of Kost Forer Gabbay & Kasierer in accordance with the volume and nature of their services.

Representatives of Kost Forer Gabbay & Kasierer will attend the meeting and will be invited to make a statement.  They will be available to respond to appropriate questions raised during the meeting.  In accordance with Section 60(b) of the Israeli Companies Law, you are invited to discuss our 2010 consolidated financial statements, and questions regarding the consolidated financial statements may be addressed to us or our auditors.  Our Annual Report on Form 20-F for the year ended December 31, 2010, including our 2009 consolidated financial statements, is available on our website at www.ezchip.com.  To have a printed copy mailed to you, please contact us at 1 Hatamar Street, Yokneam 20692, Israel; tel: +972-4-959-6666.

We therefore propose that the following resolution be adopted:

RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as EZchip Semiconductor Ltd.'s independent registered public accountants for the fiscal year ending December 31, 2011 be, and it hereby is, ratified and approved, and that the Audit Committee (subject to ratification of the Board of Directors) be, and it hereby is, authorized to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution.

By Order of the Board of Directors, BENNY HANIGAL Chairman of the Board of Directors

Dated: June 20, 2011

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

EZCHIP SEMICONDUCTOR LTD.

July 26, 2011

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, Proxy Slatement, Proxy Card are available at http://www.ezchip.corn/ir-shareholder-mtg.htm

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

¯	Please detach along perforated line and mail in the envelope provided.	¯

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF DIRECTORS AND “FOR” PROPOSALS 2 THROUGH 5.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

						FOR	AGAINST	ABSTAIN
1.	Reelection of directors (other than outside directors): (note: directors are elected as a group, not individually)			2.	Reelection of David Schlachet as Outside Director.	☐	☐	☐

☐	FOR	NOMINEES: Eli Fruchter Prof. Ran Giladi		3.	To approve changes to the compensation terms of the President and Chief Executive Officer of the Company’s subsidiary, who is also a director.	☐	☐	☐
☐	WITHELD	Benny Hanigal
		Karen Sarid		4.	To approve the grant of restricted share units to the Company’s directors.	☐	☐	☐

				5.	To ratify and approve the appointment and compensation of the Company’s independent registered public accountants.	☐	☐	☐
						YES	NO
				6.	I am a controlling shareholder or have a personal interest in Item 2.	☐	☐

The  undersigned  hereby acknowledges  receipt of the  Notice of the Annual General Meeting of the Shareholders and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned’s shares and hereby ratifies and confirms all that said proxies, their substitutes, or any of them, may lawfully do by virtue thereof.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.			☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:
Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign.   When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

EZCHIP SEMICONDUCTOR LTD.

PROXY
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR USE AT THE
ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 26, 2011

The undersigned shareholder of EZchip Semiconductor Ltd. (the “Company”) hereby appoints ELI FRUCHTER and DROR ISRAEL, and each of them, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote as described on the reverse all of the Ordinary Shares of the Company that the undersigned is entitled to vote at the Annual General Meeting of Shareholders of the Company to be held at the principal executive offices of the Company, 1 Hatamar Street, Yokneam 20692, Israel, on Tuesday, July 26, 2011, at 11:00 A.M. (Israel time), and at any adjournment thereof.

This proxy when properly executed will be voted in the manner directed herein by undersigned shareholder. If no direction is made, this proxy will be voted FOR items 1, 2, 3, 4 and 5. Unless the undersigned marked YES next to item 6, the undersigned confirms that it is not a controlling shareholder and does not have a personal interest with respect to item 2.

(Continued and to be signed on the reverse side)